                                  UNITED STATES                                               ------------------------------
                       SECURITIES AND EXCHANGE COMMISSION                                            OMB APPROVAL
                             Washington, D.C. 20549                                           ------------------------------
                                                                                                  OMB Number  3235-0101
                                    FORM 144                                                    Expires: September 30, 1998
                                                                                                  Estimated average burden
                     NOTICE OF PROPOSED SALE OF SECURITIES                                    hours per response ....... 2.0
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                            ------------------------------
                                                                                                       SEC USE ONLY
ATTENTION: Transmit for filing 3 copies of this form concurrently with                        ------------------------------
           either placing an order with a broker to execute sale or executing                      DOCUMENT SEQUENCE NO.
           a sale directly with a market maker.                                               ------------------------------
                                                                                                       CUSIP NUMBER
                                                                                              ------------------------------
                                                                                                      WORK LOCATION
                                                                                              -------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1(a) NAME OF ISSUER (Please type or print)           (b) IRS IDENT. NO.       (c) S.E.C. FILE NO.

Euro Gas, Inc.                                            87-0427676                 33-1381-D
------------------------------------------------------------------------------------------------------------------------------------
1(d) ADDRESS OF ISSUER                      STREET          CITY       STATE          ZIP CODE       (e) TELEPHONE NO.

942 East 7145 South, #101A                                   Midvale      Utah                         (801)255-0862
------------------------------------------------------------------------------------------------------------------------------------
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE   (b) SOCIAL SECURITY NO. (c) RELATIONSHIP   (d) ADDRESS STREET    CITY   STATE   ZIP CODE
     SECURITIES ARE TO BE SOLD                  OR IRS IDENT. NO.       TO ISSUER

Finance Credit & Development Corporation                None                None          Chateau Amiral, Bloc B, Boulevard d Italia
                                                                                          Monte Carlo, Monaco
------------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C.
File Number.
------------------------------------------------------------------------------------------------------------------------------------
3(a) Title of the  (b) Name and Address of Each Broker Through Whom the    SEC USE ONLY   (c) Number of        (d) Aggregate
     Class of          Securities are to be Offered or Each Market Maker   -------------      Shares or            Market
     Securities        who is Acquiring the Securities                     Broker-Dealer      Other Units          Value
     To Be Sold                                                             File Number       To Be Sold          (See Instr. 3(d))
                                                                         (See Instr. 3(c))
------------------------------------------------------------------------------------------------------------------------------------
Common                Brown Brothers Harriman & Co                                            241,820             $40,781.25
                      59 Wall Street
                      New York, NY
------------------------------------------------------------------------------------------------------------------------------------
(e) Number of Shares      (f) Approximate            (g)   Name of Each
    or Other Units            Date of Sale                 Securities
    Outstanding               (See Instr. 3(f))            Exchange
    (See Instr. 3(e))         (MO. DAY  YR.)               (See Instr. 3(g))
------------------------------------------------------------------------------------------------------------------------------------
 69,965,179                   01/07/99 *                 OTC Bulletin Board
------------------------------------------------------------------------------------------------------------------------------------
Common                KSH Investment Group, Inc.                                              128.000               $198,400
                      245 Great Neck Road
                      Great Neck, NY 11021
------------------------------------------------------------------------------------------------------------------------------------
(e) Number of Shares      (f) Approximate            (g)   Name of Each
    or Other Units            Date of Sale                 Securities
    Outstanding               (See Instr. 3(f))            Exchange
    (See Instr. 3(e))         (MO. DAY  YR.)               (See Instr. 3(g))
------------------------------------------------------------------------------------------------------------------------------------
 69,965,179                01/07/99 *                    OTC Bulletin Board


------------------------------------------------------------------------------------------------------------------------------------
Common                Alex Brown & Sons, Inc.                                                  13,720                 $21,266
                      One Thirty Five East Baltimore Street
                      Baltimore, Maryland 21202
------------------------------------------------------------------------------------------------------------------------------------
(e) Number of Shares      (f) Approximate            (g)   Name of Each
    or Other Units            Date of Sale                 Securities
    Outstanding               (See Instr. 3(f))            Exchange
    (See Instr. 3(e))         (MO. DAY  YR.)               (See Instr. 3(g))
------------------------------------------------------------------------------------------------------------------------------------
69,965,179                 01/98/99 *                    OTC Bulletin Board
------------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:

1. (a) Name of issues                                           3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number                       (b) Name and address of each broker through whom
   (c) Issuer's S.E.C. file number, if any                             the securities are intended to be sold
   (d) Issuer's address, including zip code                        (c) Number of shares of other units to be sold
   (e) Issuer's telephone number, including area code                  (if debt securities, give the aggregate face amount)
                                                                   * Based on average bid and ask prices on October 30, 1998

2. (a) Name of person for whose account the securities are to be sold              (d) Aggregate market value of the securities
   (b) Such person's Social Security or I.R.S. identification number                   to be sold as of a specified date within 10
   (c) Such person's relationship to the issuer (e.g., officer, director, 10%          days prior to the filing of this notice
       stockholder, or member of immediate family of any of the foregoing)         (e) Number of shares or other units of the class
       such person's address, including zip code                                       outstanding, or if debt securities the face
                                                                                       amount thereof outstanding, as shown by the
                                                                                       most recent report or statement published by
                                                                                       the issuer
                                                                                   (f) Approximate date on which the securities
                                                                                       are to be sold
                                                                                   (g) Name of each securities exchange,
                                                                                       if any, on which the securities
                                                                                       are intended to be sold


                         TABLE I - SECURITIES TO BE SOLD
    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
------------------------------------------------------------------------------------------------------------------------------------
Title of     Date you    Nature of                    Name of Person      Amount of Securities   Date of Payment   Nature of Payment
the Class    Acquired    Acquisition                from Whom Acquired    Acquired
                         Transaction               (If gifs, mins give
                                                   date donor acquired)
------------------------------------------------------------------------------------------------------------------------------------
Common       7/30/97   FCDC acquired 2,999,999              Euro            2,999,999                 7/30/97            Cash
                       shares of Euro Gas Common
                       stock pursuant to a superceding
                       agreement between FCDC and
                       Euro Gas.

------------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: 1. If the securities were purchased and full payment                 2. If within two years after the acquisitions of
                 therefor was not made in cash at the time of purchase,               the securities the person for whose account
                 explain in the table or in a note thereto the nature                 they are to be sold had any short positions,
                 of the consideration given. If the consideration consisted           put or other option to dispose of securities
                 of any note or other obligation, or if payments was made             referred to in paragraph (d)(3) of Rule 144,
                 in installments describe the arrangement and state when the          furnish full information with respect thereto.
                 note or other obligation was discharged in full or the last installment paid.
------------------------------------------------------------------------------------------------------------------------------------



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS Furnish the
    following information as to all securities of the issuer sold during the past 3 months by the persons for whose account the securities are to be sold
------------------------------------------------------------------------------------------------------------------------------------
Name and Address of Seller         Title of Securities Sold        Date of Sale        Amount of Securities Sold      Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------

See Exhibit A




------------------------------------------------------------------------------------------------------------------------------------
REMARKS:

This is an amendment to a Form 144 previously  filed by FCDC relating to the sale of 640,000 shares of
Euro Gas common stock.

FCDC does not plan on selling all of the shares on one day.

INSTRUCTIONS:                                                                      ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information           The person for whose account the securities to
is to be given not only as the person for whose account the securities are to be   which this notice relates are to be sold hereby
sold but also as to all other persons included in that definition. In addition,    represents by signing this notice that he does
information shall be given as to sales by all persons whose sales are required     not know any material adverse information in
by paragraph(e) of Rule 144 to be aggregated with sales for the account of the     regard to the current and prospective operations
person filing this notice.                                                         of the Issuer of the securities to be sold which
                                                                                   has not been publicly disclosed.



                                                                                   FINANCE CREDIT & DEVELOPMENT CORPORATION
December 28,1998
---------------------------                                                                  /s/J Dr. Michael Ilgen
 DATE OF NOTICE                                                                    -------------------------------------------
                                                                                           Dr. Michael Ilgen, President

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

------------------------------------------------------------------------------------------------------------------------------------
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------------------------------------------------------------



                                                     EXHIBIT A

Name and Address of Seller      Title of Securities Sold      Date of Sale     Amount of Securities Sold        Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------
FCDC                                  Common                    12/07/98          5,000                            $7,301.78

"                                     "                         12/14/98          10,000                           $14,068.57

"                                     "                         12/15/98          10,000                           $12,193.63

"                                     "                         12/16/98          80,000                           $46,735.90

"                                     "                         12/17/98          10,000                           $16,568.48

"                                     "                         12/18/98          20,000                           $31,892.95

"                                     "                         12/21/98          21,000                           $34,455.40

"                                     "                         12/23/98          10,000                           $16,568.48

"                                     "                         12/28/98          10,000                           $16,693.48

"                                     "                         12/29/98          20,000                           $33,267.91

"                                     "                         12/30/98          10,000                           $16,693.48

"                                     "                         12/31/98          10,000                           $15,631.01

"                                     "                         01/04/99          10,000                           $15,318.52

"                                     "                         01/05/99          10,000                           $15,318.52
